FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 9, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Ellen Alemany

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Vesting of conditional share award under The RBS 2010 Deferral Plan made on 7 March 2011.  The number of ordinary shares received has been reduced by the amount required to discharge Ms Alemany's relevant tax liability.  Following this reduction, Ms Alemany has received 308,186 ordinary shares.  Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

308,186

8. Date and place of transaction - 9 March 2012

9. Date issuer informed of transaction - 9 March 2012

10. Name of contact and telephone number for queries
Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Nathan Mark Bostock

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Vesting of conditional share award under The RBS 2010 Deferral Plan made on 7 March 2011.  The number of ordinary shares received has been reduced by the amount required to discharge Mr Bostock's relevant tax liability.  Following this reduction, Mr Bostock has received 137,552 ordinary shares.  Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

137,552

8. Date and place of transaction - 9 March 2012

9. Date issuer informed of transaction - 9 March 2012

10. Name of contact and telephone number for queries
Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Paul Robert Geddes

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Vesting of conditional share award under The RBS 2010 Deferral Plan made on 7 March 2011.  The number of ordinary shares received has been reduced by the amount required to discharge Mr Geddes relevant tax liability.  Following this reduction, Mr Geddes has received 86,307 ordinary shares.  Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

86,307

8. Date and place of transaction - 9 March 2012

9. Date issuer informed of transaction - 9 March 2012

10. Name of contact and telephone number for queries
Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Stephen Alan Michael Hester

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Vesting of an allocation of shares under the Share Bank arrangements.  The allocation was made as a conditional right to acquire ordinary shares under The RBS 2010 Deferral Plan on 7 March 2011.  The number of ordinary shares received has been reduced by the amount required to discharge Mr Hester's relevant tax liability.  Following this reduction, Mr Hester has received 1,100,422 ordinary shares.  Vested shares are subject to a six month retention period following vesting and Mr Hester has voluntarily agreed to a total retention period of 12 months post vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

1,100,422

8. Date and place of transaction - 9 March 2012

9. Date issuer informed of transaction - 9 March 2012

10. Name of contact and telephone number for queries
Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

John Patrick Hourican

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Nominee Service Account - 1,710,853 ordinary shares
Computershare Retained Shares Nominee - 550,213 ordinary shares

6. State the nature of the transaction

Vesting of conditional share awards under The RBS 2010 Deferral Plan made on 5 March 2010 and 7 March 2011.  The number of ordinary shares received has been reduced by the amounts required to discharge Mr Hourican's relevant tax liabilities.  Following these reductions, Mr Hourican has received 1,710,853 and 550,213 ordinary shares respectively.

Vested shares held in the Computershare Retained Shares Nominee are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

1,710,853 and 550,213 ordinary shares

8. Date and place of transaction - 9 March 2012

9. Date issuer informed of transaction - 9 March 2012

10. Name of contact and telephone number for queries
Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Vesting of conditional share award under The RBS 2010 Deferral Plan made on 7 March 2011. The number of ordinary shares received has been reduced by the amount required to discharge Mr Sullivan's relevant tax liability. Following this reduction, Mr Sullivan has received 105,186 ordinary shares. Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

105,186

8. Date and place of transaction - 9 March 2012

9. Date issuer informed of transaction - 9 March 2012

10. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Ron Teerlink

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Vesting of conditional share award under The RBS 2010 Deferral Plan made on 7 March 2011. The number of ordinary shares received has been reduced by the amount required to discharge Mr Teerlink's relevant tax liability. Following this reduction, Mr Teerlink has received 97,095 ordinary shares. Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

97,095

8. Date and place of transaction - 9 March 2012

9. Date issuer informed of transaction - 9 March 2012

10. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Bruce Winfield Van Saun

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Vesting of an allocation of shares under the Share Bank arrangements. The allocation was made as a conditional right to acquire ordinary shares under The RBS 2010 Deferral Plan on 7 March 2011. The number of ordinary shares received has been reduced by the amount required to discharge Mr Van Saun's relevant tax liability. Following this reduction, Mr Van Saun has received 727,411 ordinary shares. Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

727,411

8. Date and place of transaction - 9 March 2012

9. Date issuer informed of transaction - 9 March 2012

10. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Ellen Alemany

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Share award under The RBS 2010 Deferral Plan on 9 March 2012.

818,504 ordinary shares have been received by Ms Alemany on 9 March 2012 following immediate vesting and a reduction by the amount required to discharge Ms Alemany's relevant tax liability. A total of 2,090,510 ordinary shares will be eligible to vest between March 2013 and March 2015.

The award is subject to clawback provisions prior to vesting of the shares. Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

818,504

8. Price per share or value of transaction

£0.2799

9. Date and place of transaction - 9 March 2012

10. Date issuer informed of transaction - 9 March 2012

11. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Nathan Mark Bostock

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Share award under The RBS 2010 Deferral Plan on 9 March 2012.

600,212 ordinary shares have been received by Mr Bostock on 9 March 2012 following immediate vesting and a reduction by the amount required to discharge Mr Bostock's relevant tax liability. A total of 1,875,670 ordinary shares will be eligible to vest between March 2013 and March 2015.

The award is subject to clawback provisions prior to vesting of the shares. Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

600,212

8. Price per share or value of transaction

£0.2799

9. Date and place of transaction - 9 March 2012

10. Date issuer informed of transaction - 9 March 2012

11. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Paul Robert Geddes

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Share award under The RBS 2010 Deferral Plan on 9 March 2012.

308,679 ordinary shares have been received by Mr Geddes on 9 March 2012 following immediate vesting and a reduction by the amount required to discharge Mr Geddes relevant tax liability. A total of 964,631 ordinary shares will be eligible to vest between March 2013 and March 2015.

The award is subject to clawback provisions prior to vesting of the shares. Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

308,679

8. Price per share or value of transaction

£0.2799

9. Date and place of transaction - 9 March 2012

10. Date issuer informed of transaction - 9 March 2012

11. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

John Patrick Hourican

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Share award under The RBS 2010 Deferral Plan on 9 March 2012.

857,453 ordinary shares have been received by Mr Hourican on 9 March 2012 following immediate vesting and a reduction by the amount required to discharge Mr Hourican's relevant tax liability. A total of 2,679,528 ordinary shares will be eligible to vest between March 2013 and March 2015.

The award is subject to clawback provisions prior to vesting of the shares. Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

857,453

8. Price per share or value of transaction

£0.2799

9. Date and place of transaction - 9 March 2012

10. Date issuer informed of transaction - 9 March 2012

11. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Share award under The RBS 2010 Deferral Plan on 9 March 2012.

284,669 ordinary shares have been received by Mr Sullivan on 9 March 2012 following immediate vesting and a reduction by the amount required to discharge Mr Sullivan's relevant tax liability. A total of 889,604 ordinary shares will be eligible to vest between March 2013 and March 2015.

The award is subject to clawback provisions prior to vesting of the shares. Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

284,669

8. Price per share or value of transaction

£0.2799

9. Date and place of transaction - 9 March 2012

10. Date issuer informed of transaction - 9 March 2012

11. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Ron Teerlink

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Share award under The RBS 2010 Deferral Plan on 9 March 2012.

291,529 ordinary shares have been received by Mr Teerlink on 9 March 2012 following immediate vesting and a reduction by the amount required to discharge Mr Teerlink's relevant tax liability. A total of 911,040 ordinary shares will be eligible to vest between March 2013 and March 2015.

The award is subject to clawback provisions prior to vesting of the shares. Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

291,529

8. Price per share or value of transaction

£0.2799

9. Date and place of transaction - 9 March 2012

10. Date issuer informed of transaction - 9 March 2012

11. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Bruce Winfield Van Saun

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. State the nature of the transaction

An allocation of shares under the Share Bank arrangement for annual incentives in respect of the 2011 performance year. The allocation is made as a conditional right to acquire ordinary shares under The RBS 2010 Deferral Plan. The date of the award was 9 March 2012 and the award will vest in two equal tranches in 2013 and 2014.

The award is subject to clawback provisions prior to vesting of the shares. Vested shares are subject to a six month retention period following vesting.

6. Number of shares, debentures or financial instruments relating to shares acquired

Award granted over 3,000,000 ordinary shares

7. Date and place of transaction - 9 March 2012

8. Date issuer informed of transaction - 9 March 2012

9. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Ellen Alemany

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. State the nature of the transaction

Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award was 9 March 2012 and the award will vest on 9 March 2015, subject to the achievement of performance conditions as outlined in Section 10 below.

6. Number of shares, debentures or financial instruments relating to shares acquired

Number of shares representing the initial notional value of award at grant - 3,540,381

Maximum number of shares releasable under the award - 7,867,512

The initial notional value has been calculated based on 45% of the maximum number of shares.

7. Price per share or value of transaction

£0.2799

8. Date and place of transaction - 9 March 2012

9. Date issuer informed of transaction - 9 March 2012

10. Any additional information

Vesting of this award is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period. In addition, the award will only vest if risk management during the performance period has been effective. Clawback provisions will also apply.

11. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Nathan Mark Bostock

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. State the nature of the transaction

Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award was 9 March 2012 and the award will vest on 9 March 2015, subject to the achievement of performance conditions as outlined in Section 10 below.

6. Number of shares, debentures or financial instruments relating to shares acquired

Number of shares representing the initial notional value of award at grant - 4,019,293

Maximum number of shares releasable under the award - 8,931,762

The initial notional value has been calculated based on 45% of the maximum number of shares.

7. Price per share or value of transaction

£0.2799

8. Date and place of transaction - 9 March 2012

9. Date issuer informed of transaction - 9 March 2012

10. Any additional information

Vesting of this award is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period. In addition, the award will only vest if risk management during the performance period has been effective. Clawback provisions will also apply.

11. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Paul Robert Geddes

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. State the nature of the transaction

Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award was 9 March 2012 and the award will vest on 9 March 2015, subject to the achievement of performance conditions as outlined in Section 10 below.

6. Number of shares, debentures or financial instruments relating to shares acquired

Number of shares representing the initial notional value of award at grant - 2,411,576

Maximum number of shares releasable under the award - 5,359,057

The initial notional value has been calculated based on 45% of the maximum number of shares.

7. Price per share or value of transaction

£0.2799

8. Date and place of transaction - 9 March 2012

9. Date issuer informed of transaction - 9 March 2012

10. Any additional information

Vesting of this award is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period. In addition, the award will only vest if risk management during the performance period has been effective. Clawback provisions will also apply.

11. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Stephen Alan Michael Hester

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. State the nature of the transaction

Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award was 9 March 2012 and the award will vest on 9 March 2015, subject to the achievement of performance conditions as outlined in Section 10 below.

6. Number of shares, debentures or financial instruments relating to shares acquired

Number of shares representing the initial notional value of award at grant - 5,787,782

Maximum number of shares releasable under the award - 12,861,737

The initial notional value has been calculated based on 45% of the maximum number of shares.

7. Price per share or value of transaction

£0.2799

8. Date and place of transaction - 9 March 2012

9. Date issuer informed of transaction - 9 March 2012

10. Any additional information

The award will vest after completion of a three year performance period, subject to delivery against the following performance conditions:

· Core Bank Economic Profit (25%)

· Relative Total Shareholder Return (25%)

· Balance Sheet and Risk (25%)

· Strategic Scorecard (25%)

In addition, the award will only vest if risk management during the performance period has been effective and financial and non-financial performance has been satisfactory in line with the Group's strategic plan. The award is subject to clawback provisions. Any vested shares will be subject to a further six month retention period post vesting.

11. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. State the nature of the transaction

Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award was 9 March 2012 and the award will vest on 9 March 2015, subject to the achievement of performance conditions as outlined in Section 10 below.

6. Number of shares, debentures or financial instruments relating to shares acquired

Number of shares representing the initial notional value of award at grant - 2,411,576

Maximum number of shares releasable under the award - 5,359,057

The initial notional value has been calculated based on 45% of the maximum number of shares.

7. Price per share or value of transaction

£0.2799

8. Date and place of transaction - 9 March 2012

9. Date issuer informed of transaction - 9 March 2012

10. Any additional information

Vesting of this award is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period. In addition, the award will only vest if risk management during the performance period has been effective. Clawback provisions will also apply.

11. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Ron Teerlink

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. State the nature of the transaction

Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award was 9 March 2012 and the award will vest on 9 March 2015, subject to the achievement of performance conditions as outlined in Section 10 below.

6. Number of shares, debentures or financial instruments relating to shares acquired

Number of shares representing the initial notional value of award at grant - 2,411,576

Maximum number of shares releasable under the award - 5,359,057

The initial notional value has been calculated based on 45% of the maximum number of shares.

7. Price per share or value of transaction

£0.2799

8. Date and place of transaction - 9 March 2012

9. Date issuer informed of transaction - 9 March 2012

10. Any additional information

Vesting of this award is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period. In addition, the award will only vest if risk management during the performance period has been effective. Clawback provisions will also apply.

11. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Bruce Winfield Van Saun

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. State the nature of the transaction

Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award was 9 March 2012 and the award will vest on 9 March 2015, subject to the achievement of performance conditions as outlined in Section 10 below.

6. Number of shares, debentures or financial instruments relating to shares acquired

Number of shares representing the initial notional value of award at grant - 3,617,364

Maximum number of shares releasable under the award - 8,038,586

The initial notional value has been calculated based on 45% of the maximum number of shares.

7. Price per share or value of transaction

£0.2799

8. Date and place of transaction - 9 March 2012

9. Date issuer informed of transaction - 9 March 2012

10. Any additional information

The award will vest after completion of a three year performance period, subject to delivery against the following performance conditions:

· Core Bank Economic Profit (25%)

· Relative Total Shareholder Return (25%)

· Balance Sheet and Risk (25%)

· Strategic Scorecard (25%)

In addition, the award will only vest if risk management during the performance period has been effective and financial and non-financial performance has been satisfactory in line with the Group's strategic plan. The award is subject to clawback provisions. Any vested shares will be subject to a further six month retention period post vesting.

11. Name of contact and telephone number for queries

Michael Strachan, Deputy Head of Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 9 March 2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 March 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary